UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2016

XY – the Findables Company

(Exact name of issuer as specified in its charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1133 Columbia Street #205

San Diego, California 92101

(Full mailing address of principal executive offices)

(619) 431-1567

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1.

BUSINESS

Overview

We build Findable™ products that consist of a combination of mobile apps and a Bluetooth Finder (a small electronic device that broadcasts and receives data through the Bluetooth 4.0 protocol) that leverage the Internet of Things (networked/connected devices that communicate with servers on the Internet either directly or through a nearby host such as a smartphone) to make real-world items “findable” through electronic and/or mobile means. To accomplish this, the user either attaches one of our devices to a mundane item or buys a product that comes pre-enabled with the XY technology and then associates it with a registered account established via our smartphone app, the XY Find It App (as further discussed below).

We market ourselves as “The Findables Company”. In 2016, we broadened our approach from using Bluetooth 4 finders to other technologies such as GPS, cellular and NFC and also expanded to additional form factors to provide solutions to accommodate our customers’ “Findables” needs and price point. For a more detailed discussion of the various price points of XY products, please see the section below entitled “Sales and Marketing.”

XY1/XY2/XY3 Bluetooth Finders

Our XY Bluetooth Finder line, which includes XY2 and XY3, has been the mainstay of our company for the last two years. As of February 2017, we have sold nearly 500,000 XY Beacons for revenue of approximately $5,800,000 since May 2014.

We currently sell XY3 on our website (available at www.xyfindit.com/). XY3 offers several improvements from XY2, including, without limitation, five times louder sound, a multi-function button, a ring your phone from device feature, the ability to initiate IFTTT or other automation functions, and an accelerometer used for battery optimization.

XY Find It App

The XY Find It App is a digital personal loss prevention system that can be operated on iOS and Android. It connects to a user’s XY Bluetooth Finder, XY GPS or other XY Findable product to track personal items such as keys or a backpack, helping users find them if they are lost and alerting users when they are left behind.

To use an XY Beacon, the user attaches the beacon to an item it wants to make “Findable” by fastening the XY Beacon using a key ring or other attachable item and then associates that beacon using the applicable prompts on the XY Find It App. The app then allows the user to see the last known location on a digital map (Mapbox on Android and Apple Maps on iOS), see the distance of the item if it is in broadcast range and also beep the item right from their phone. The approximate broadcast range for XY2 and XY3 is between 50 and 70 meters (unobstructed).

XY GPS Finder

Recently, we announced that we will make a material investment in XY GPS Finder. Both the XY GPS Finder and the XY3 Bluetooth finder allow a user to attach the device to an item, which can be digitally integrated to our XY Find it App to prevent permanent loss and assist users in finding items through electronic and mobile means. The XY GPS is larger (~5cm across) and uses Bluetooth 4.0, GPS, and cellular technologies to provide findability for the user. When the XY GPS is within Bluetooth range of a mobile device running the XY Find It App, it reports its location using a Bluetooth 4.0 connection to the mobile device (similar to the functionality of the XY3). When the XY GPS is not within range of a mobile device, the XY GPS broadcasts a signal periodically (approximately 1 to 10 times per hour, as set by the user) to the nearest available cell tower, which then reports the location of the XY GPS to our servers. In turn, our servers then report the location to the XY smartphone application for each respective user’s use. The cellular service costs the end user approximately $5 per month. We plan to offer a $79.99 version of the device which will come with one free month of service, a $99.99 version of the device which will ship with 6 free months of service, a $119.99 version of the device which will ship with 12 free months of service and a $199.99 version of the device which will ship with lifetime free service. The primary difference between this product and XY3 is that the XY GPS does not require a smartphone to be in range to find and record the last known location but rather connects directly to the Internet via its own cellular connection to report its location. This is a major advantage for items that either move by themselves (pets, children, etc.) or items that are prone to being stolen.

Competition

Tile, Inc., TrackR, Inc., StickNFind, LLC, Bringrr Systems, LLC, and several other companies offer alternative solutions to locating items electronically. Of these, we consider Tile, Inc. a significant competitor given its level of success in this very fast growing market. Based on anecdotal data we believe that Tile, Inc. has the greatest number of users and is the most well-known in the market in which we compete.

As of March 2017, we are unaware of any hybrid Bluetooth/GPS/cellular devices similar to the XY GPS currently available on the consumer market. We have seen crowdfunding campaigns to produce similar devices, but to our knowledge they have yet to ship their products to their “backers” or make their products available for purchase.

Sales and Marketing

The manufacturer’s suggested retail price (“MSRP”) for a single XY3 is $25. The MSRP for a package of two to five XY3s is $20 each and for a package of six or greater is $15 each.

In 2016, 2015 and 2014, we sold approximately 250,000, 173,000 and 40,000 XY Beacons, respectively, throughout the world, which generated approximately $3,682,000, $1,540,000 and $354,000 in gross revenue.

We have established relationships with various distribution and retail partners but we primarily sell our products directly online through our website. In international markets, including Canada, Australia, the United Kingdom and other European countries, we primarily sell through distributors who in turn sell to local retailers. Our international sales currently account for less than 1% of our overall sales; however, management expects that international sales will grow as we increase our inventory and enter into contracts with warehouses in Europe, Canada, China and Australia.

For the year ended December 31 2016, online sales direct to customers accounted for approximately 79% of our sales. As of December 31, 2016, two customers accounted for approximately 88% of our outstanding accounts receivable, of which zulily, inc. and Fred Meyer, Inc. accounted for approximately 53% and 35% of such total accounts receivable, respectively. As of December 31 2015, three customers accounted for approximately 63% of the Company’s outstanding accounts receivable, of which Amazon.com, Inc., zulily, inc. and Fred Meyer, Inc. accounted for approximately 30%, 21% and 12% of such total accounts receivable, respectively. For the year ended December 31, 2015, Brookstone Company, Inc. and Amazon.com, Inc. comprised approximately 30% and 12% of the Company’s sales, respectively.

OEM

Currently we use Factory Method, LLC (“Factory Method”) to manufacture the XY3 which uses CSR BLE chips as the main component. The XY GPS will be manufactured by SMK Electronics Corporation (“SMK”) and use the uBlox chip set. Factory Method is a manufacturer based in the United States with operations in China and SMK is a manufacturer based in the United States with operations in Mexico.

Research and Development

During the fiscal years ended December 31, 2016 and 2015, we spent approximately $503,000 and $414,000, respectively, on engineering, research and development activities.

Employees

As of February 28, 2017, we employed a total of 26 full-time and 5 part-time people. None of our employees are covered by a collective bargaining agreement. Most of the significant engineering work on the XY design has occurred through our prospective suppliers and partners and engineering consultants.

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of our company for the years ended December 31, 2016 and 2015. You should read this discussion together with the financial statements, related notes and other financial information included in this Annual Report on Form 1-K. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Annual Report on Form 1-K, and are based upon judgments concerning various factors that are beyond our control. These risks could cause our actual results to differ materially from any future performance suggested below.

General Overview

Originally, we were organized as a limited liability company named Ength Degree LLC under the laws of the State of Delaware. On May 27, 2016, we converted to a Delaware corporation and changed our name to XY – the Findables Company. Our business is focused on creating products for consumers to use in their everyday life to help them locate, track and be notified of their belongings’ location. We compete in one of the fastest growing and dynamic industries that exist today - the Internet-of-Things (“IoT”). The Internet has changed many aspects of our lives and the marriage of GPS location devices with Internet and mobile Internet access for easy to use data display is bringing new capabilities to businesses and families.

XY – the Findables Company designs, develops, and sells commercial and consumer wearable Bluetooth and GPS tracking solutions that enhance the way people and things stay connected within our highly mobile society. Our products and services provide data intended to enhance safety, security, connectivity, operational savings, and coordination of mobile assets, as well as enhancing managerial or parental decisions with respect to such mobile assets. Our consumer products are sold under the XY brand and include a downloadable smartphone application that allows users to synchronize the product to mobile devices such as smartphones, tablets and laptop computers. All of our products display user information regarding a device’s location over the past 60 days, including information about longitude, latitude, altitude, heading or direction, and speed. Users can also manage settings within the XY smartphone application to set alerts that will trigger an email, text or push notification alerting the user when their device exceeds a pre-determined parameter such as speed, battery life or ingress/egress of a specific geo-zone.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience, performance metrics and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions. We apply the following critical accounting policies in the preparation of our financial statements.

Revenue Recognition

Revenues are recognized in accordance with Accounting Standards Codification 605 – Revenue Recognition, when (a) persuasive evidence of an arrangement exists, (b) the products or services have been provided to the customer, (c) the fee is fixed or determinable and (d) collectability is reasonably assured. In instances where the customer, at its discretion, has the right to reject the product or services prior to final acceptance, revenue is deferred until such acceptance occurs. Revenue from the sales of XY products is recognized upon shipment to website customers and upon delivery to retail stores distributors net of an allowance for estimated returns. The allowance for sales returns is estimated based on management’s judgment using historical experience and expectation of future conditions. The Company participates in various promotional activities in conjunction with its retailers and distributors, primarily through the use of trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions and coupons.

Stock-Based/Unit-Based Compensation

We measure our employee stock-based/unit-based compensation expense as of the grant date, based on the estimated fair value of the award, and recognize it as an expense, net of estimated forfeitures, over the requisite service period. We amortize stock-based/unit-based compensation expense on a straight-line basis over the requisite service period for the entire award, which is generally four years; however, certain provisions in our equity incentive plan provide for shorter and longer vesting periods under certain circumstances.

We estimate the fair value of stock options, incentive units, warrants and other equity-based compensation using a Black-Scholes option pricing model on the date of grant. The Black-Scholes option pricing model requires the input of subjective assumptions, including the risk-free interest rate, the expected dividend yield of our common stock, the expected volatility of the price of our common stock and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. See Note 9 to our Financial Statements included elsewhere in this Annual Report for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our employee unit-based compensation and warrants granted in 2015 and 2016.

To determine the fair value of our common stock underlying option grants our board of directors considered, among other things, input from management and a contemporaneous valuation of the Company prepared by Center Point Business Valuations, LLC, an independent valuation company based in San Diego. Our board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant.

On June 2, 2016, our board of directors approved the grant of options to purchase 1,350,900 shares of the Company’s Class A common stock with an exercise price of $0.44 per share to certain employees of the Company.

On September 6, 2016, our board of directors approved a grant of options to purchase 163,400 shares of the Company’s Class A common stock with an exercise price of $1.00 per share to each of John Arana and Soraya Darabi as compensation in connection with their service as directors of the Company.

In October and December 2016, our board of directors approved grants of options to purchase 270,000 shares of the Company’s class A common stock with an exercise price of $1.00 per share to five employees of the Company.

See Note 2 to our Financial Statements for additional information regarding our critical and significant accounting policies.

Recent Accounting Pronouncements

See Note 2 to our Financial Statements for information regarding recently issued accounting pronouncements.

Results of Operations for Year Ended December 31, 2016 Compared to Year Ended December 31, 2015.

Revenues: We generated revenues of approximately $3,682,000 for the year ended December 31, 2016, as compared with approximately $1,540,000 for the year ended December 31, 2015, an increase of $2,142,000, or 139.1%. The increase is due to increased sales through our website, offset by lower sales through retail outlets and other distribution channels. Please see the section entitled “Business” for a more detailed discussion regarding our supply and distribution chain.

Cost of sales: Cost of sales was approximately $1,398,000 and $1,028,000 for the years ended December 31, 2016 and 2015, respectively, representing 38.0% and 66.7% of revenues, respectively, an increase of $370,000. The increase relates to the increase in sales and the write down of our remaining XY2 inventory to fair market value in the amount of $67,068.

Gross Profit: Gross profit for the years ended December 31, 2016 and 2015 was approximately $2,284,000 and $513,000 respectively, an increase of $1,771,000. As a percentage of revenues, gross profit increased from 33.3% to 62.0% from the year ended December 31, 2015 to the year ended December 31, 2016. This increase is due to the reduction in sales to our retail and other distribution partners and an increase in our direct sales to our customers at higher margins, offset by the write down of our remaining XY2 inventory.

Research and Development Expenses: Research and development expenses were approximately $503,000 and $414,000 for the years ended December 31, 2016 and 2015, respectively. The 21.5% increase was primarily due to the improvements made to our smartphone app, and the development of the XY3 and the XY GPS.

Selling and Marketing Expenses: Selling and marketing expenses were approximately $3,026,000 and $1,092,000 for the years ended December 31, 2016 and 2015, respectively. The increase of $1,934,000 was primarily due to the increase in online advertising of $1,724,000 and an increase in our fulfillment expenses of $237,000.

General and Administrative Expenses: General and administrative expenses were approximately $1,180,000 and $957,000 for the years ended December 31, 2016 and 2015, respectively. The increase of $223,000 was primarily due to the increase in legal and accounting fees of $216,000, related primarily to the Company’s registration with the SEC for the purposes of its ongoing stock offering that commenced in June 2016 (the “Offering”) and the conversion from a limited liability company to a corporation.

Financial Condition, Liquidity and Capital Resources

Our working deficiency was as follows:

	As of December 31, 2016	As of December 31, 2015
Current Assets	$981,000	$785,000
Current Liabilities	(1,300,000)	(1,461,000)

Net Working Deficiency	$(319,000)	$(676,000)

Our principal uses of cash have been primarily to fund operations and increase our inventory levels.

Cash flow from operations: Net cash used by operating activities was approximately $1,624,000 for the year ended December 31, 2016, compared to cash used by operating activities of approximately $2,055,000 for the year ended December 31, 2015, a year-to-year decrease in the cash used by operating activities of $431,000. The decrease in net cash used by operating activities was primarily driven by our ability to fund our operations through increases in accounts payable and accrued liabilities of approximately $571,000 and collecting or our accounts receivable.

Cash flow used in investing activities: Our investing activities used cash of approximately $3,000 during the year ended December 31, 2016 and approximately $5,000 for the year ended December 31, 2015 as a result of decreasing our property and equipment purchases.

Cash flow from financing activities: During the year ended December 31, 2016, financing activities provided us approximately $1,518,000 in cash primarily attributable to loans from Arie Trouw, our Chief Executive Officer and proceeds from our common stock offering. During the year ended December 31, 2015, financing activities provided us approximately $2,228,000 in cash primarily attributable to loans from our Chief Executive Officer, and our line of credit. Please see the section entitled “Interest of Management and Others in Certain Transactions” in this Annual Report for more information about the Company’s financing activities with Mr. Trouw.

Liquidity: During the years ended December 31, 2016 and 2015, the Company incurred net losses of $2.5 million and $2.0 million, respectively. The Company has incurred net losses from inception to date. These losses have resulted principally from costs incurred in connection with the development and launch of the Company’s products, consulting fees, selling and marketing expenses and general and administrative expenses. The Company expects to continue to incur operating losses for the next two years as it refines its products and grows its customer base. As a result, the Company will seek to fund its operations through the sale of stock and/or debt financings or other sources, as it deems necessary. If the Company fails to raise capital, it would have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Loans

During the year ended December 31, 2015, we received loans totaling $1,968,000 from Arie Trouw, our Chief Executive Officer, that were unsecured, earn interest at 8% per annum, and were set to mature at various dates in 2018 and repaid $600,000 of these loans. During the year ended December 31, 2016, we borrowed additional funds from Mr. Trouw under these notes in the amount of $1,685,000. On May 27, 2016, Mr. Trouw converted $3,460,145, which represents the aggregate amount of unpaid principal and interest outstanding under all of the promissory notes then-held by Mr. Trouw, into 7,957,468 shares of the Company’s Class B common stock.

In August 2016, we entered into a note and warrant purchase agreement with one of our shareholders. The note was in the amount of $150,000, earns interest at 8% per annum and matures in 2020. In October 2016, we entered into a note agreement with Mr. Trouw in the amount of $120,000, which earns interest at 8% per annum and matures in 2020. As of December 31, 2016 and 2015, the loan payable balance was approximately $270,000 and $1,668,000, respectively, exclusive of any discounts.

In March 2015, we entered into a revolving line of credit with Wells Fargo Bank, N.A. (“Wells Fargo”), which allowed us to borrow up to $1,700,000 (the “Line of Credit”). The Line of Credit is secured by the Chief Executive Officer’s personal investment account and accrued interest at 4% per annum. This Line of Credit was repaid in March 2016. In August 2016, we entered into a second revolving line of credit with Wells Fargo, which allowed us to borrow up to $25,000 (the “Second Line of Credit,” and together with the Line of Credit, the “Lines of Credit”). This Second Line of Credit accrues interest at 0.99% during the first six months and then at an amount equal to the prime rate plus 8.0%. As of December 31, 2016 and 2015, the Lines of Credit balance was approximately $24,000 and $916,000, respectively.

In February 2017, we entered into a secured credit agreement with a lender to borrow up to $1,500,000. In March 2017, we borrowed $1,000,000 under this facility and then in April borrowed an additional $100,000. Interest is at 15% for the first six months, increasing to 17.5% for the next six months and 20% thereafter. Only interest payments are due during the first 12 months and interest and principal payments are due in monthly installments during the following 12 months. In addition, the Company issued a warrant in conjunction with this borrowing to purchase 1,100,000 shares of the Company’s Class A common stock at $1.00 per share.

Capital

Through April 7, 2017, the Company sold an additional 221,860 shares of its Class A common stock for net proceeds of approximately $222,000.

Off Balance Sheet Arrangements

As of December 31, 2016 and 2015, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Commitments

Our executive offices are located at 1133 Columbia Street, Suite 205, San Diego, California, for which we entered into a lease commencing in December 2013 and which expires in June 2019. The lease provided a rent abatement until September, 2014 and required monthly rental payments of $20,628 per month in 2015, $21,168 per month in 2016, $21,816 per month in 2017, $22,464 per month in 2018 and $23,112 per month thereafter. Please see the section entitled “Properties” in the second amended Preliminary Offering Circular previously filed with the Commission on September 21, 2016 (the “Offering Circular”) for more information about the Company’s currently-leased real property.

Trend Information

In 2016, the Company increased its direct sales to consumers, both in terms of dollars and as a percentage of sales, while reducing our reliance on retail outlets and other distribution channels. The Company expects to continue to concentrate on direct sales to consumers in 2017 while selectively pursing retail opportunities. We intend to use the proceeds from the Offering to launch our XY GPS, expand our products’ presence in other geographic locations, increase our brand awareness and increase the sales force of internal and independent sales agents. We do not anticipate raising additional funds in the next six months after the completion of the Offering; however, in the event that the Company receives interest from investors to purchase its equity securities at a higher valuation than currently offered in the Offering, the Company reserves the right to raise additional funds at such higher valuation. We will consider obtaining debt from outside investors or from related parties for working capital and to maximize our sales and development activities.

Item 3.

DIRECTORS AND OFFICERS

Our directors, executive officers and significant employees, and their ages as of February 28, 2017, are as follows:

Name	Position	Age	Term of Office
Executive Officers:
Arie Trouw(1)	Chief Executive Officer	47	June 2012 - Current
	Chief Financial Officer		April 2016 - Current
	Chief Operating Officer		April 2016 - Current
	Chief Technology Officer		October 2016 - Current

Directors:
Arie Trouw(1)	Chairman and Director	47	May 2016 - Present
Soraya Darabi	Director	33	May 2016 - Present
John Arana	Director	34	May 2016 – Present

Significant Employees:
Robert Plaisted	Controller	59	April 2016 - Current

(1)

Prior to January 2016, Mr. Trouw acted as the Company’s Chief Technology Officer and holds this position again as of October 2016. Prior to the Company’s conversion from a Delaware limited liability company to a Delaware corporation, Mr. Trouw served as the limited liability company’s manager.

Executive Officers

Arie Trouw has served as Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chairman of our board of directors since we converted to a Delaware corporation in May 2016 from Ength Degree LLC, a Delaware limited liability company. Prior to such conversion, Mr. Trouw served as the Chief Executive Officer and Manager of Ength Degree LLC since September 2012. Prior to starting the Company, from June 2008 to April 2012, Mr. Trouw served as the Chairman and Chief Executive Officer of Pike Holdings Inc., a software and advertising company. Since April 2012, Mr. Trouw has served as Chairman of Pike Holdings Inc. From 2007 to 2008, Mr. Trouw served as Chief Technology Officer of Tight Line Technologies LLC, a gaming data analytics and automation company. Mr. Trouw received his Bachelor of Science in Computer Science from the New York Institute of Technology. Mr. and Mrs. Frownfelter, who are certain selling securityholders discussed in the section entitled, “Plan of Distribution and Selling Securityholders,” are Arie Trouw’s parents.

Board of Directors

Our board of directors currently consists of 3 directors. We may appoint additional independent directors to our board of directors in the future, to serve on committees or for other purposes.

Arie Trouw serves as Chairman of the board of directors. For more information about Mr. Trouw, please see the section above entitled, “Directors and Officers – Executive Officers.”

Soraya Darabi has served as a member of the board of directors of the Company since May 2016. Ms. Darabi is the founder of Trail Mix Ventures Fund I, L.P. In 2012, she was the Co-Founder of Zady, Inc., a New York-based e-commerce brand that provides customers with information about the conscious consumer movement and the option to purchase beautifully-constructed goods on its website. Prior to co-founding Zady, Inc., from October 2009 to January 2012 Ms. Darabi served as Co-Founder of Foodspotting, Inc., a community-driven food dish discovery smartphone application that allows individuals to find, share and recommend food dishes. Foodspotting, Inc. was acquired by OpenTable, Inc. in 2013. Ms. Darabi received her Bachelor of Arts in English and Art History from Georgetown University in 2005.

John Arana has served as a member of the board of directors of the Company since May 2016. Since August 2015, Mr. Arana has served as founder of ThreeTap LLC, a mobile game company. Prior to August 2015, from September 2009 to May 2015, Mr. Arana served as CTO of Sterkly LLC, a software and advertising company and former subsidiary of Pike Holdings Inc. Mr. Arana has also served on the board of Web Deals Interactive LLC, Homepage Apps LLC and BitBox LLC. Mr. Arana is an autodidact in software engineering, business management, and game design.

There are no family relationships between any of our directors or executive officers and any other of our directors or executive officers.

Committees of the Board of Directors

We currently have not established any committees of the board of directors, including without limitation an audit committee, compensation committee and a nominating and governance committee. Until such committees are established, matters otherwise addressed by such committees will be acted upon by the board of directors in accordance with our Certificate of Incorporation and Bylaws, as amended from time to time.

Significant Employees

Robert Plaisted has served as our Controller since joining the Company in April 2016. Prior to joining us in April 2016, from October 2010 to August 2015, Mr. Plaisted served as Controller for Sterkly LLC, a software and advertising company and former subsidiary of Pike Holdings Inc. Prior to October 2010, Mr. Plaisted worked in the real estate industry, most recently from March 2005 to October 2010 as Vice President, Controller for Equastone LLC, a real estate investment company. Mr. Plaisted is a Certified Public Accountant and received his Bachelor of Science in Accounting and Masters of Business Administration in Finance from San Diego State University.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the annual compensation of each of our two highest paid persons who were executive officers or directors during our last completed fiscal year. No other persons who were executive officers or directors of the Company received annual compensation during our last completed fiscal year.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)(1)	Total compensation ($)
Derrick Ward	Chief Technology Officer (2)	$95,192	$14,180	$109,372
Arie Trouw	Chief Executive Officer; Chief Financial Officer; Chief Operating Officer; Chief Technology Officer	$80,000	$—	$80,000

(1)	Values were computed using Black-Scholes value of $0.17 per stock option. These stock options typically vest 1/4th after 12 months of employment and 1/36th thereafter.
(2)	Mr. Ward left the Company on September 30, 2016, but continues to act as a consultant to the Company.

We may increase salaries and provide other employment benefits to our executive officers in the near future in amounts to be determined by our board of directors, when the Company has sufficient funds. Our directors and executive officers are also reimbursed for their business expenses. We expect to pay employee compensation in the form of salary, bonus and benefits to other executive officers who may be hired during the fiscal year ending December 31, 2017, in amounts to be determined.

Compensation of Directors

We compensate our directors for attendance at meetings and we reimburse our officers and directors for reasonable expenses incurred during the course of their performance. On September 6, 2016, our board of directors approved a grant of options to purchase 163,400 shares of the Company’s Class A common stock with an exercise price per share of $1.00 to directors John Arana and Soraya Darabi. In addition, John and Soraya each received $5,000 in compensation during the year ended December 31, 2016.

Future Compensation

Cash compensation to be paid to the individual listed in the table above for 2017 is as follows:

Name	Capacities in which compensation was received	Cash compensation ($)
Arie Trouw	Chief Executive Officer; Chief Financial Officer; Chief Operating Officer; Chief Technology Officer	$80,000

Employment Agreements

We have not entered into any employment agreements with our executive officers or other employees to date. We may enter into employment agreements with them in the future.

2016 Equity Incentive Plan

On June 2, 2016, the board of directors and Stockholders of the Company approved the 2016 Equity Incentive Plan pursuant to which stock options and awards may be authorized and granted to our executive officers, directors, employees and key consultants. We authorized approximately 5% of our issued and outstanding common stock for future issuance under a 2016 Equity Incentive Plan. The issuance of stock options or other equity securities may be utilized by the Company in the future to attract and retain one or more new key senior executives to manage and facilitate our growth.

Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock, as of December 31, 2016, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current directors and executive officers as a group. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “Commission”), and includes voting or investment power with respect to shares beneficially owned.

	Class A common stock (2)				Class B common stock (2)			Total percent of Class A and Class B common stock as- converted (6)
Name and address of beneficial owner (1)	Amount of nature of beneficial ownership	Amount of nature of beneficial ownership		Percent of class (4)	Amount of nature of beneficial ownership	Amount of nature of beneficial ownership	Percent of class (5)
Arie Trouw	—	—		—	27,792,463	—	85.77%	82.07%

Soraya Darabi	—	163,400	(3)	11.19%	68,113	—	0.21%	0.68%
John Arana	—	163,400	(3)	11.19%	—	—	—	0.48%
All directors and officers as a group (3 persons)	—	326,800		22.38%	27,860,576	—	85.98%	83.23%

(1)	The address of those listed is c/o Chief Executive Officer, 1133 Columbia St. #205, San Diego, CA 92101.
(2)	Unless otherwise indicated, all shares are owned directly by the beneficial owner.
(3)	Represents options to purchase shares of the Company’s Class A common stock, 1/4th of which vests on June 2, 2017, with the remainder vesting 1/36th per month thereafter.
(4)

Based on 1,460,393 shares of Class A common stock outstanding, assuming the exercise in full of all outstanding options to purchase shares of the Company’s Class A common stock and the exercise of certain outstanding warrants held by Craig and Susanna Frownfelter and StartEngine Crowdfunding, Inc..

(5)	Based on 32,403,907 shares of Class B common stock outstanding as of December 31, 2016.
(6)

Based on the number of shares of Class A common stock outstanding assuming the conversion of all of the outstanding shares of the Company’s Class B common stock set forth in Note 5 above to shares of the Company’s Class A common stock on a 1-for-1 basis as of the date hereof and the exercise of options and warrants held by the applicable beneficial owners to purchase shares of the Company’s Class A common stock.

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On May 27, 2016, Arie Trouw converted $3,460,145, which represents the aggregate amount of unpaid principal and interest outstanding under all of the promissory notes then-held by Mr. Trouw under that certain Credit Agreement dated October 2, 2014, by and between the Company and Mr. Trouw, into 7,957,468 shares of the Company’s Class B common stock. For more information about Mr. Trouw’s equity holdings in the Company, including his intention to sell certain shares of Class B common stock in the Offering, please see the section entitled, “Plan of Distribution and Selling Securityholders” of the Offering Circular.

On May 27, 2016, Craig and Susanna Frownfelter, who are Arie Trouw’s parents, converted $200,667, which represents the aggregate amount of unpaid principal and interest outstanding under that certain Credit Agreement dated April 29, 2016, by and between the Company and Mr. and Mrs. Frownfelter, into 461,483 shares of the Company’s Class B common stock. On June 2, 2016, Craig and Susanna Frownfelter, purchased 454,545 shares of the Company’s Class B common stock at a per share purchase price of $0.44 for an aggregate purchase price of $200,000. On August 12, 2016, Craig and Susanna Frownfelter purchased a promissory note in the aggregate principal amount of $150,000 and a warrant to purchase 150,000 shares of the Company’s Class A common stock with an exercise price per share of $1.00, all pursuant to the terms and conditions of a note and warrant purchase agreement dated August 12, 2016.

On October 13, 2016, Arie Trouw loaned the Company $120,000 pursuant to a Credit Agreement.

On May 27, 2016, the Company converted from a Delaware limited liability company to a Delaware corporation pursuant to a plan of conversion, in which all of the outstanding units converted into 32,216,082 shares of Class B common stock.

Item 6.

OTHER INFORMATION

None.

Item 7.

XY – THE FINDABLES COMPANY

Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the Shareholders

XY - the Findables Company

San Diego, California

We have audited the accompanying financial statements of XY - the Findables Company (f.k.a. Ength Degree, LLC) (the “Company”), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in shareholders’/members’ equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Uncertainty Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, during the years ended December 31, 2016 and 2015, the Company incurred net losses of $2.5 million and $2.0 million, respectively. Future working capital requirements are dependent on the Company’s ability to achieve and maintain profitable operations, and to continue its present short-term financing or obtain alternative financing as required. It is not possible to predict the outcome of future operations or whether the necessary alternative financing may be arranged, if needed. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ PKF, LLP
San Diego, California	PKF, LLP
April 7, 2017	(formerly PKF,
Certified Public Accountants
A Professional Corporation)

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Balance Sheets

December 31, 2016 and 2015

	2016	2015
Assets
Current assets:
Cash	$96,030	$205,300
Accounts receivable	188,041	292,591
Inventory	606,433	234,672
Prepaid expenses and other assets	52,727	52,200

Total current assets	981,192	784,763
Non-current assets:
Property and equipment, net	57,351	54,023
Other assets	61,239	33,465

Total non-current assets	118,590	87,488

Total assets	$1,061,821	$872,251

Liabilities and shareholders’/members’ deficit
Current liabilities:
Accounts payable and accrued expenses	$1,153,814	$426,321
Line of credit	24,276	915,702
Capital leases, current portion	5,973	6,423
Deferred rent, current portion	40,754	32,978
Other current liabilities	75,394	79,375

Total current liabilities	1,300,211	1,460,799
Long-term liabilities:
Capital leases, net of current portion	12,031	336
Deferred rent, net of current portion	76,683	117,437
Note payable	—	15,000
Shareholders/members notes payable	214,127	1,668,096

Total long-term liabilities	302,841	1,800,869

Total liabilities	1,603,052	3,261,668
Commitments and contingencies (see Notes 5, 6 and 8)

Shareholders’/members’ deficit
Preferred stock; $0.0001 par value; 30,000,000 shares authorized; no shares issued or outstanding	—	—
Class B common stock; $0.0001 par value; 40,000,000; shares authorized; 32,403,907 shares issued or outstanding	3,241	—
Class A common stock; $0.0001 par value; 60,000,000; shares authorized; 92,762 shares issued and outstanding	9	—
Additional paid-in capital	4,321,485	—
Accumulated deficit	(4,865,966)	—
Members’ deficit	—	(2,389,417)

Total shareholders’/members’ deficit	(541,231)	(2,389,417)

Total liabilities and shareholders’ /members’ deficit	$1,061,821	$872,251

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Operations

For the years ended December 31, 2016 and 2015

	2016	2015
Sales	$3,682,097	$1,540,334
Cost of sales	(1,398,115)	(1,027,628)

Gross profit	2,283,982	512,706

Operating expenses:
Research and development	502,736	413,675
Selling and marketing	3,026,227	1,091,993
General and administrative	1,180,432	957,425

Total operating expenses	4,709,395	2,463,093

Loss from operations	(2,425,413)	(1,950,387)

Interest expense	(102,095)	(78,318)
Other income	53,332	54,061

Net loss	$(2,474,176)	$(1,974,644)

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Changes in Shareholders’ and Members’ Deficit

For the years ended December 31, 2016 and 2015

	Class A		Class B Common stock		Class A Common stock		Additional
							paid-in	Accumulated	Members’
	Preferred Units	Common Units	Shares	Amount	Shares	Amount	capital	deficit	deficit	Total
Balance at December 31, 2014	62,630,544	100,000,000	—	$—	—	$—	$—	$—	$(437,854)	$(437,854)
Member distribution	—	—	—	—	—	—	—	—	(50,000)	(50,000)
Unit based compensation	—	—	—	—	—	—	—	—	73,081	73,081
Net loss	—	—	—	—	—	—	—	—	(1,974,644)	(1,974,644)

Balance at December 31, 2015	62,630,544	100,000,000	—	—	—	—	—	—	(2,389,417)	(2,389,417)
Reorganization from an LLC to a Corporation	(62,630,544)	(100,000,000)	23,729,018	2,373	—	—	—	(2,391,790)	2,389,417	—
Share based compensation	—	—	—	—	—	—	289,912	—	—	289,912
Issuance of warrants with shareholder notes payable	—	—	—	—	—	—	61,653	—	—	61,653
Conversion of notes payable	—	—	8,487,064	849	—	—	3,677,186	—	—	3,678,035
Shares sold	—	—	454,545	46	92,762	9	292,707	—	—	292,762
Shares forfeited	—	—	(266,720)	(27)	—	—	27	—	—	—
Net loss	—	—	—	—	—	—	—	(2,474,176)	—	(2,474,176)

Balance at December 31, 2016	—	—	32,403,907	$3,241	92,762	$9	$4,321,485	$(4,865,966)	$—	$(541,231)

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Cash Flows

For the years ended December 31, 2016 and 2015

	2016	2015
Cash flows from operating activities:
Net loss	$(2,474,176)	$(1,974,644)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	16,268	15,609
Share based compensation expense	289,912	73,081
Deferred rent	(32,978)	(32,978)
Discount on shareholder notes payable	5,780	—
Accrued interest expense	88,228	28,382
Changes in operating assets and liabilities:
Accounts receivable	104,550	(292,591)
Inventory	(371,761)	(217,262)
Prepaid expenses and other assets	(527)	130,0458
Other assets	5,159	(14,803)
Accounts payable and accrued expenses	749,468	178,476
Other current liabilities	(3,981)	79,375

Net cash used in operating activities	(1,624,058)	(2,055,279)

Cash flows from investing activities:
Purchase of property and equipment	(3,226)	(5,434)

Net cash used in investing activities	(3,226)	(5,434)

Cash flows from financing activities:
Proceeds from shareholders/members notes payable	2,154,736	1,968,096
Repayment of members notes payable	—	(600,000)
Member distributions	—	(50,000)
Proceeds from common stock offering	259,829	—
Net change in line of credit	(891,426)	915,702
Payments on capital leases	(5,125)	(5,329)

Net cash provided by financing activities	1,518,014	2,228,469

Net increase (decrease) in cash	(109,270)	167,756
Cash at beginning of year	205,300	37,544

Cash at end of year	$96,030	$205,300

Supplemental disclosures of cash flow information:
Interest paid	$8,158	$12,538
Taxes paid	$4,303	$—

Supplemental disclosures of noncash investing activities
Equipment acquired under capital leases	$16,370	$—

Supplemental disclosures of noncash financing activities:
Conversion of notes payable to common stock	$3,678,035	$—
Issuance of warrant with shareholder notes payable	$61,653	$—
Proceeds held back on common stock offering	$32,933	$—

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Cash Flows

For the years ended December 31, 2016 and 2015

Note 1 – Description of Business

XY – the Findables Company (the “Company”) is a corporation organized under the laws of the State of Delaware. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statues of the Delaware General Corporation Law. The Company was originally formed in June 2012. The Company designs and develops products that use mobile devices to enable users to locate their personal items. The Company’s products are sold under the XY and Webble brands and include a mobile application (“app”) through a hosted platform base model that allows the customer to synchronize the product to their mobile device using Bluetooth technology.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

Use of Estimates – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires Company’s management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, fair value of member unit awards, stock options and warrants issued, and evaluating long-lived assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Reclassification of Prior Year Presentation – Certain prior year amounts have been reclassified for consistency with current year presentation. These reclassifications had no effect on reported net loss.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers – The Company has one primary vendor that supplied approximately 100% of its products for each of the years ended December 31, 2016 and 2015. For the years ended December 31, 2016 and 2015, two customers accounted for 87% of the Company’s outstanding accounts receivable and three customers accounted for 63% of the Company’s outstanding accounts receivable, respectively. For the year ended December 31, 2016, the Company had no sales concentrations. For the year ended December 31, 2015, two customers accounted for 42% of the Company’s sales.

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Cash Flows

For the years ended December 31, 2016 and 2015

Note 2 – Summary of Significant Accounting Policies (continued)

Accounts Receivable – The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivable. At December 31, 2016 and 2015, there was no allowance for doubtful accounts as management believes all accounts receivable are fully collectible. For the years ended December 31, 2016 and 2015, the Company had bad debt expense of $1,073 and $0, respectively.

Prepaid expenses and other assets – The Company at times prepays for its inventory. These pre-payments are included as prepaid expenses on the accompanying balance sheets and amounted to $14,605 and $51,865 as of December 31, 2016 and 2015, respectively.

Inventory – Inventory is stated at the lower of cost, determined on a weighted average basis, or market and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. At December 31, 2016 and 2015, there were no reserves for slow moving or obsolete inventory.

Property and Equipment – The Company states its property and equipment at cost. The Company computes depreciation using the straight-line method over the estimated useful lives of the respective assets. The depreciation and amortization periods for the Company’s property and equipment are as follows:

Office and equipment	Five years
Furniture and fixtures	Seven years

Deferred Rent – The Company amortizes its operating lease for its building using the straight-line method. Based on this straight-line method, the Company has accrued deferred rents in the amount of $117,437 and $150,415 at December 31, 2016 and 2015, respectively.

Revenue Recognition – Revenue is recognized when all significant contractual obligations, which involve the shipment of the products sold and reasonable assurance as to the collectability of the resulting account receivable have been satisfied. Returns are permitted primarily due to damaged or unsalable items. Revenue is shown after deductions for prompt payment, volume discounts and returns. The Company participates in various promotional activities in conjunction with its retailers and distributors, primarily through the use of trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions and coupons. These incentive costs are recognized at the later of the date on which the Company recognizes the related revenue or the date on which the Company offers the incentive. The allowances for sales returns are established based on the Company’s estimate of the amounts necessary to settle future and existing obligations for such items on products sold as of the balance sheet date. The Company regularly reviews and revises, when deemed necessary, its estimates of sales returns based primarily upon the historical rate of actual product returns, planned product discontinuances, new product launches and estimates of customer inventory and promotional sales. The Company records deferred revenue when cash is received or goods are shipped in advance of the revenue recognition criteria being met and where the customer, at its discretion, has the right to reject the product or services prior to final acceptance.

Sales Tax – Sales tax collected from customers and remitted to various government agencies is on a net basis (excluded from sales) in the statements of operations.

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Cash Flows

For the years ended December 31, 2016 and 2015

Note 2 – Summary of Significant Accounting Policies (continued)

Shipping and Handling Fees – The shipping and handling fees billed to customers are recorded as sales. The cost of shipping and handling fees are recorded as a component of cost of sales.

Cost of sales – Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses.

At times the Company provides free products to its customers. These free products are accounted for in accordance with Accounting Standards Codification (“ASC”) 605-50 Revenue Recognition-Customer Payments and Incentives and the cost of the product is recognized in cost of sales.

Warranty Costs – The Company specifically warrants its products for two years, free of defects in materials and workmanship. The Company’s history of costs associated with any repair or replacement of product have been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold.

Research and Development Costs – The Company expenses research and development costs as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including professional service costs, contracted services, license agreements and other outside costs.

Advertising Costs – The Company advertises through catalogs, trade shows, and the internet. The costs are expensed as incurred. Advertising costs for the year ended December 31, 2016 and 2015 were $1,916,892 and $373,088, respectively.

Programming, Hosting and Technology Expense – Programming, hosting and technology expense includes salary and stock-based compensation for engineers and developers, data center, domain name and other hosting expenses and software licensing fees and various other technology related expenses. These costs are currently not material and included in general and administrative expenses.

Software Development Costs – The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. The Company has adopted the “tested working model” approach to establishing technological feasibility for its products. Under this approach, the Company does not consider a product in development to have passed the technological feasibility milestone until the Company has completed a model of the application that contains essentially all the functionality and features of the final product and has tested the model to ensure that it works as expected. To date, the Company has not incurred significant costs between the establishment of technological feasibility and the release of the application; thus, the Company has expensed all software development costs as incurred.

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Cash Flows

For the years ended December 31, 2016 and 2015

Note 2 – Summary of Significant Accounting Policies (continued)

Internal Use Software – The Company recognizes internal use software development costs in accordance with ASC 350-40, Intangibles-Goodwill and Other-Internal Use Software (“ASC 350-40”). Thus, the Company capitalizes software development costs, including costs incurred to purchase third-party software, beginning when it determines certain factors are present including, among others, that technology exists to buy and/or achieve the performance requirements versus internal development decisions have been made. The Company has not capitalized any internal use software costs to-date. The estimated useful life of costs capitalized will generally be three years.

Share and Unit Based Compensation – The Company accounts for share and unit based compensation arrangements through the measurement and recognition of compensation expense for all options and unit based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. The Company uses the Black-Scholes option valuation model to estimate the fair value of warrants and profit units at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of warrants, options, and profit units. The Company uses comparable company data among other information to estimate the expected price volatility and the expected forfeiture rate.

Income Taxes – The Company became a tax paying entity for Federal income tax purposes on May 26, 2016. All taxable income prior to that was reported to the individual members and reported on their respective individual income tax returns. Once the Company became a corporation for tax purposes, income taxes were accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company adopted the accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2016 and 2015, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interests and penalties related to uncertain tax positions in general and administrative expenses. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities.

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Cash Flows

For the years ended December 31, 2016 and 2015

Note 2 – Summary of Significant Accounting Policies (continued)

Going Concern – During the years ended December 31, 2016 and 2015, the Company incurred net losses of $2.5 million and $2.0 million, respectively. The Company has incurred net losses from inception to date. These losses have resulted principally from costs incurred in connection with development and launch of its product, consulting fees, selling and marketing, and general and administrative expenses. The Company expects to continue to incur operating losses for the next year as it refines its products and grows its customer base. As a result, the Company will seek to fund its operations through equity and/or debt financings (see subsequent debt financing of $1,100,000 in Note 11) or other sources, as it deems necessary. If the Company fails to raise capital, it would have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) as amended by ASU 2015-14, which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. These ASU’s will become effective for the Company beginning January 1, 2018 and early adoption is permitted. The Company is currently evaluating the potential impact on the Company’s financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 will explicitly require management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. The new standard will be effective for all entities in the first annual period ending after December 15, 2016. Earlier adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-15.

In July 2015, the FASB issued ASU 2015-11, Inventory: Simplifying the Measurement of Inventory (“ASU 2015-11”), which requires inventory to be measured using any method other than last-in, first out or the retail inventory method to be subsequently measured at the lower of cost or net realizable value, rather than at the lower of cost or market. ASU 2015-11 is effective for annual reporting periods beginning after December 15, 2016 and for interim periods within such annual period. Early application is permitted. The Company is evaluating the potential impact of this guidance on the Company’s financial statements

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”), which, for operating leases, requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on the Company’s financial statements.

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Cash Flows

For the years ended December 31, 2016 and 2015

Note 2 – Summary of Significant Accounting Policies (continued)

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (“ASU 2016-09”), which involve multiple aspects of the accounting for share-based transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for public companies for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. The Company chose to early adopt this guidance which did not have any impact on the Company’s financial statements.

Subsequent Events – Management has evaluated subsequent events related to the historical financial statements through April 7, 2017, the date which the financial statements were available to be issued. See Note 11 for discussion of significant subsequent events.

Note 3 – Property and Equipment

Property and equipment consisted of the following at December 31, 2016 and 2015:

	2016	2015
Office equipment	$71,644	$52,048
Furniture and fixtures	38,222	38,222

	90,270	90,270
Accumulated depreciation	(52,515)	(36,247)

	$57,351	$54,023

Depreciation expense was $16,268 and $15,609 for the years ended December 31, 2016 and 2015, respectively, and includes depreciation on the Company’s leased assets.

Note 4 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at December 31, 2016 and December 31, 2015:

	2016	2015
Accounts payable	$677,856	$63,947
Credit card liabilities	350,146	146,499
Payroll and benefits	35,562	133,162
Other	90,250	82,713

	$1,153,814	$426,321

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Cash Flows

For the years ended December 31, 2016 and 2015

Note 5 – Commitments and Contingencies

The Company leases office space under a lease agreement. Future minimum lease payments are as follows for the years ended:

Years ending December 31,	Amount
2017	$261,792
2018	269,568
2019	138,672

Total	$670,032

The Company subleased approximately half of its leased property to local subtenants, but reserves the right to retake possession of such subleased space. Rent collected on these sub-leases is recorded as other income. Rent expense was $218,979 and $167,588, for the years ended December 31, 2016 and 2015, respectively.

Note 6 – Line of Credit

In August 2016, the Company entered into an unsecured Business Line of Credit agreement with a financial institution with an initial amount not to exceed $25,000. The interest rate for the first six months is 0.99% and thereafter is equal to the prime rate plus 8.0%. As of December 31, 2016, the Company had $24,276 outstanding under this agreement.

In March 2015, the Company entered into a Revolving Credit agreement with a financial institution with an initial amount not to exceed approximately $1,700,000. This line of credit was limited and secured by a member’s personal investment account and could fluctuate throughout each year. Interest accrued daily on the outstanding principal amount under this agreement at a rate equal to 4.00%. This line was repaid in full on March 29, 2016 and is no longer available to the Company. At December 31, 2015, the Company had $915,702 outstanding under this agreement.

Note 7 – Note Payable

In August 2014, the Company entered into a $15,000 unsecured promissory note with an individual. The note had a term of 4 years, bore interest at 8% per annum and was convertible into Class A Preferred units at maturity date or if triggering events, such as a capitalization, change of control or other events, as defined, occur. The balance of this note at December 31, 2015 was $15,000. In May 2016, the outstanding loan and accrued interest totaling $17,223 was converted into 68,113 shares of Class B common stock.

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Cash Flows

For the years ended December 31, 2016 and 2015

Note 8 – Shareholders/Members Notes Payable

In 2014, the Company entered into several separate unsecured note agreements with one of its members totaling $300,000 and were to mature at various dates in 2018. In 2015, the Company entered into several separate unsecured note agreements with one of its members totaling $1,968,096 and were to mature at various dates in 2019. In 2016, the Company entered into several separate unsecured note agreements with two of its members totaling $1,884,736 and were to mature at various dates in 2020. These notes bear interest at 8% per annum.

As of December 31, 2015, $600,000 of the 2014 and 2015 notes were repaid and the members’ notes payable amounted to $1,668,096.

In May 2016, the members converted the outstanding loans and accrued interest of $3,660,812 into 8,418,951 shares of Class B common stock.

In August 2016, the Company entered into an unsecured note and warrant purchase agreement with one of its shareholders. The note was in the amount of $150,000 and matures in 2020. In connection with the note payable, the Company issued warrants to purchase up to 150,000 shares of Class B common stock at an exercise price of $1.00 per share. These warrants were valued at $61,653 (see Note 9). The fair value of the warrant issued was treated as a debt discount, which will be amortized as interest expense over the life of the note. The Company recognized $5,780 of interest expense pertaining to the amortization of the debt discount during the year ended December 31, 2016. The principal balance payable on this note at December 31, 2016 was the full $150,000, however, the note is carried on the balance sheet at $94,127, which is net of the discount for the value of the warrant issued which is being accreted back to the value of the note over its term.

In October 2016, the Company entered into an unsecured note with one of its shareholders. The note was in the amount of $120,000 and matures in 2020. This note bears interest at 8% per annum. As of December 31, 2016, the shareholders’ notes payable amounted to $214,127.

As of December 31, 2016 and 2015, the balance of accrued interest payable to the shareholders/members for these loans was $6,407 and $28,382, respectively.

Note 9 – Shareholders’/Members’ Deficit

Shareholders’ Deficit – The Company converted from a limited liability company to a C- Corporation on May 26, 2016. The Company has authority to issue 130,000,000 shares, consisting of 60,000,000 shares of Class A common stock, $0.0001 par value per share, 40,000,000 shares of Class B common stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A common stock and Class B common stock have identical rights, including liquidation preferences, except that the holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Cash Flows

For the years ended December 31, 2016 and 2015

Note 9 – Shareholders’ Equity/ Members’ Deficit (continued)

The existing members’ ownership interest and the members’ vested profit units were transferred into Class B common stock. The vesting requirements for member profits units were carried over in the conversion into Class B common stock and the fair value of the unvested shares were determined at the time of conversion into a C-Corporation. In conjunction with the exchange of the Incentive Units (as defined below) for Class B common stock, each employee Incentive Unit holder was issued stock options for Class A common stock to attain their ownership basis as they had in the limited liability company. The vested and unvested number of Class B common stock and Class A common stock options were proportionate to their vesting schedules initially set under the Incentive Units. As each shareholder vests in their Class B common stock and stock options, the Company will recognize additional compensation. During 2016, 266,720 unvested shares of Class B common stock held by former employees were forfeited along with any unvested stock options.

In June 2016, a shareholder purchased 454,545 shares of Class B common stock for $200,000. In December 2016, the Company began accepting new shareholders pursuant to the offering circular submitted to the Securities and Exchange Commission in September 2016. As of December 31, 2016, 92,762 shares of Class A common stock were issued for proceeds of $92,762.

2016 Equity Plan – In June, 2016, the Company approved the 2016 Equity Incentive Plan and authorized the issuance of 3,025,900 Class A common stock options and awards that may be granted to directors, employees and key consultants. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting 1/36th per month thereafter. The stock options generally have a term of 10 years. The following table summarizes the stock option activity during the year ended December 31, 2016:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (Years)
Outstanding - December 31, 2015	—
Granted	1,947,700	$0.61	—
Forfeited	(737,069)	0.44	—

Outstanding - December 31, 2016	1,210,631	0.72	9.58

Total exercisable	307,342	0.44	9.42
Total unvested	903,289	0.81	9.64

Total vested or expected to vest	1,210,631	0.72	9.58

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Cash Flows

For the years ended December 31, 2016 and 2015

Note 9 – Shareholders’ Equity/ Members’ Deficit (continued)

The following table summarizes unvested stock options as of December 31, 2016:

	Number of Shares	Fair Value Per Share on Grant Date
Unvested stock options - December 31, 2015	—
Granted	1,947,700	$0.17 -0.74
Vested	(492,303)	0.17
Forfeited	(552,108)	0.17

Outstanding - December 31, 2016	903,289

Total share based compensation related to the issuance of Class B common stock and stock options exercisable into Class A common stock for the year ended December 31, 2016 was $289,912. As of December 31, 2016, approximately $516,000 of unrecognized compensation expense related to the Company’s stock and stock options is expected to be recognized over a weighted average period of 1.7 years.

The assumptions used by the Company for calculating the fair value of the stock options using the Black-Scholes valuation model were: (i) Volatility 71%-87%; (ii) Risk-Free Interest Rate of 0.15%-1.96%; and Expected Term of 2-6.25 years.

Warrants – In August 2016, the Company entered into a note and warrant purchase agreement with one of its shareholders. The warrant allows the shareholder to purchase 150,000 shares of Class A common stock at a price per share of $1.00. Assumptions used to calculate the fair value of the warrant was the same as used to calculate the options above. This warrant matures in 2020.

In February 2016, the Company entered into an agreement with StartEngine Crowdfunding, Inc. (“StartEngine”) to host the Company’s public offering. The agreement provides for the issuance of warrants based on the number of individual investors who invest through the StartEngine portal website. Each warrant allows for the purchase of one share of Class A common stock and the warrant matures in 2021. As of December 31, 2016, 7,000 warrants were earned by StartEngine.

Member Units – The Company was authorized to issue two (2) classes of Units: class A preferred limited liability company interests (the “Class A Preferred Units”) and class A common limited liability company interests (the “Class A Common Units”). Each class of Units was equal in all respects and has the same rights, terms, conditions and obligations a set within the LLC Agreement. The Company is authorized to issue up to 350,000,000 Units in the aggregate: (i) 100,000,000 Class A Preferred Units, and (ii) 250,000,000 Class A Common Units. All of the Company’s Member Units have been cancelled as a result of the conversion into a C-Corporation.

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Cash Flows

For the years ended December 31, 2016 and 2015

Note 9 – Shareholders’ Equity/ Members’ Deficit (continued)

2012 Equity Plan – In November 2012, the Company adopted the 2012 Equity Plan (the “2012 Plan”). The 2012 Plan initially authorized an aggregate of 47,800,000, later increased to 150,000,000, of the Company’s Common A Units for awards of “Profit Interests” (under IRS Revenue Procedure 93-27, IRS Revenue Procedure 2001-43, and IRS Notice 2005-43), (herein “Incentive Units”) to the Company’s employees, managers, officers, and consultants. At the time the units were granted, the Incentive Units would not give the holder a share of the proceeds if the Company’s assets were sold at fair market value and the proceeds of such disposition were distributed in complete liquidation of the Company immediately after the date of grant, but gave the holder a right to share in the appreciation in the value of the Company from the date of receipt forward, as specifically provided in the LLC Agreement. The 2012 Plan terminated upon the Company’s conversion into a C-Corporation.

Each Incentive Unit grant agreement specified the Profits Interest threshold amount which is the estimated value of each unit at the date of grant. All Incentive Units were granted with a participation threshold equal to the estimated fair value of the Company on the date of grant. Because there has been no public market for the Incentive Units, the Company’s Board of Directors has determined the fair value of the Company’s Incentive Units based on an analysis of relevant metrics. Each Incentive Unit grant agreement specified the date or milestone(s) when all or any installment of Incentive Units is to become vested. Any unvested units were forfeited back to the Company. Upon termination of services, the Company had the option to repurchase all of the vested units from the holder for a price equal to the purchase price paid.

Total unit based compensation expense recognized for the time-based Incentive Units granted under the 2012 Plan was $73,081 for the year ended December 31, 2015.

The weighted-average grant-date fair value of each of the Incentive Units granted for the year ended December 31, 2015 was $0.10 per unit. The assumptions used by the Company for calculating the fair value of the Incentive Units using the Black-Scholes valuation model were: (i) Volatility 71%; (ii) Risk-Free Interest Rate of 0.15%; and (iii) Expected Term of 1 to 2 years.

Note 10 – Income Taxes

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

Year ended December 31, 2016
Federal income tax expense at statutory rate	$(841,200)
Loss prior to C-Corporation conversion	270,700
State income tax (net of Federal benefit)	(97,600)
Permanent differences	1,700
Change in valuation allowance	666,400

Total	$—

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Cash Flows

For the years ended December 31, 2016 and 2015

Note 10 – Income Taxes (continued)

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following:

December 31, 2016
Deferred tax assets:
Net operating loss carryforwards	$552,800
Stock based compensation	124,200
Deferred rent	50,300
Accruals and other	49,600

Total deferred assets	776,900
Less valuation allowance	(776,900)

Total	$—

As of December 31, 2016, the Company had U.S. federal net operating loss carryforwards of $1.4 million, which may be available to offset future income tax liabilities and will expire in 2036. As of December 31, 2016, the Company also had California state net operating loss carryforwards of $1.4 million which may be available to offset future income tax liabilities and will expire in 2036. The valuation allowance increased by $776,900 during the year ended December 31, 2016.

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financings since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code, or could result in a change in control in the future.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2016, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

See independent auditors’ report and notes to the financial statements

XY – the Findables Company (f.k.a. Ength Degree, LLC)

Statements of Cash Flows

For the years ended December 31, 2016 and 2015

Note 11 – Subsequent Events

In February 2017, the Company entered into a secured credit agreement with a lender to borrow up to $1,500,000. In March 2017, the Company borrowed $1,000,000 under this facility and then in April borrowed an additional $100,000. Interest is at 15% for the first six months, increasing to 17.5% for the next six month and 20% thereafter. Only interest payments are due during the first 12 months and interest and principal payments are due in monthly installments during the following 12 months. In addition, the Company issued a warrant in conjunction with this borrowing to purchase 1,100,000 shares of the Company’s Class A common stock at $1.00 per share.

Through April 7, 2017, the Company sold an additional 221,860 shares of its Class A common stock for net proceeds of approximately $222,000.

See independent auditors’ report and notes to the financial statements

Item 8.

EXHIBIT INDEX

Exhibit Number	Description

2.1+	Certificate of Incorporation of the Company, as currently in effect

2.2+	Bylaws of the Company, as currently in effect

4.1^	Form of Subscription Agreement

4.2^	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust dated August 12, 2016

6.1+	2016 Equity Incentive Plan

6.2+	Posting Agreement by and between the Company and StartEngine Crowdfunding, Inc. dated February 24, 2016

6.3	Stock Purchase Agreement by and between the Company and Craig and Susanna Frownfelter dated June 9, 2016

6.4^	Registered Transfer Agent Agreement by and between the Company and FundAmerica Stock Transfer, LLC dated September 2, 2016

6.5^	Technology Services Agreement by and between the Company and FundAmerica, LLC dated September 2, 2016

8.1^	Escrow Services Agreement by and between the Company and Provident Trust Group, LLC dated September 7, 2016

11.1	Consent of PKF, LLP

+	Previously filed as an exhibit to the initial Preliminary Offering Circular on June 17, 2016.
^	Previously filed as an exhibit to the second amended Preliminary Offering Circular on September 21, 2016.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY – THE FINDABLES COMPANY

By:	/s/ Arie Trouw
Name:	Arie Trouw
Title:	Chairman and Chief Executive Officer
Date:	April 27, 2017

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arie Trouw, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw	Chief Executive Officer and Director	April 27, 2017
Arie Trouw

/s/ Arie Trouw	Chief Financial Officer	April 27, 2017
Arie Trouw

/s/ Soraya Darabi	Director	April 27, 2017
Soraya Darabi

/s/ John Arana	Director	April 27, 2017
John Arana